FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2. 3.

News Release dated May 4, 2004 (“RIM to Host Third Annual Wireless Enterprise Symposium")

News Release dated May 4, 2004 (“Vodafone Australia and RIM bring BlackBerry Wireless Solution to Australia")

News Release dated May 4, 2004 (“Telus Mobility Launches Two New BlackBerry Handhelds")

Page No 2 3 3

Document 1

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May 4, 2004

FOR IMMEDIATE RELEASE

RIM TO HOST THIRD ANNUAL WIRELESS ENTERPRISE SYMPOSIUM

Enterprise Customers, Analysts and Industry Leaders to Meet in Chicago on May 18-19

Waterloo, ON – The third annual Wireless Enterprise Symposium is scheduled to take place in Chicago on May 18-19, 2004. This unique and popular conference provides intensive educational and networking opportunities for IT professionals and business executives responsible for developing and implementing wireless enterprise strategies.

Hosted by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), the Wireless Enterprise Symposium is co-sponsored by an impressive line-up of more than 50 industry leaders including IBM, PalmSource, Sun Microsystems, AT&T Wireless, Cingular Wireless, Motient, Nextel, Salesforce.com, T-Mobile and Verizon Wireless. No other forum offers such a focused and substantive agenda with opportunities to engage industry experts, wireless carriers, device manufacturers, software vendors and multi-platform solution providers. Wireless Enterprise Symposium 2004 will provide high-impact content at both the strategic and hands-on levels. Attendees will choose from a broad spectrum of keynotes, general sessions, technical seminars, labs, training, case studies, demonstrations, roundtable discussions and exhibits.

Wireless Enterprise Symposium 2004 is focused on providing the information and tools needed to effectively plan, implement and evolve a wireless enterprise strategy. Leading analysts from Gartner Research, IDC, Ovum and the Yankee Group will present as well as guest speakers from RIM, IBM, PalmSource, Sun Microsystems and many others. A special keynote addresses is also scheduled with Clayton M. Christensen, best-selling author of The Innovator’s Dilemma, Innovation and the General Manager and The Innovator’s Solution.

Wireless Enterprise Symposium 2004 features three tracks with a choice of more than 50 sessions to allow attendees to customize and maximize their learning opportunities.

Track 1 – Leading With Wireless

Useful for anyone who needs to know their options for shaping a wireless strategy. Industry leaders and peers will offer a high-level overview of today’s technologies, de-mystify the technospeak and present best practices and the criteria for measuring ROI. This track is ideal for the CIO, CEO and senior IT manager who make decisions on investing in wireless solutions.

Track 2 – Administering Your Wireless Deployment

It’s a common challenge: once a company has a wireless vision, how do they get it up and running, or build on their early success? This track will provide an opportunity to gather input from other companies and experts who have successfully deployed wireless solutions. This will be the first choice for administrators who manage their organization’s wireless deployment.

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Track 3 – Building with BlackBerry®

Valuable for anyone who has deployed BlackBerry for wireless email and now wants to understand how to roll out new applications for the sales force, field force, IT department or other knowledge workers. This track will transfer knowledge on the latest strategies, tools, techniques and applications for BlackBerry and presents an excellent learning opportunity for CIO’s, CTO’s, IT directors, business system specialists and application developers.

For more information on the Wireless Enterprise Symposium 2004, or to register online, please visit: www.attendwes.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contacts: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

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May 4, 2004

FOR IMMEDIATE RELEASE

Vodafone Australia and RIM bring BlackBerry wireless solution to Australia

BlackBerry Provides Mobile Professionals with Integrated Access to Email, Data and Phone Applications

Sydney, Australia and Waterloo, Canada – Vodafone and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to offer the BlackBerry® wireless solution to mobile professionals in Australia. Operating on Vodafone’s GSM/GPRS network, BlackBerry will provide integrated access to email, data and phone applications, allowing mobile professionals to stay connected to information and communications while on the go.

“BlackBerry strongly fits with our commitment to deliver leading-edge wireless services that provide the freedom and flexibility to communicate and access information while mobile,” said Chantal Walker, General Manager, Business Markets, Vodafone Australia. “With our extensive network coverage in Australia and the growing demand for always-on information access, we are confident the BlackBerry wireless solution will be popular among our customers.”

“BlackBerry is growing in popularity throughout Australia and the rest of the world because of its unique ‘push’ technology and application integration,” said Patrick Spence, Vice President, Asia Pacific Business Unit, Research In Motion. “We are pleased to expand our relationship to include Vodafone Australia.”

BlackBerry is an award-winning wireless platform that provides access to email, phone, SMS, Internet and organizer applications via a sleek and compact handheld. For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data. For individuals, BlackBerry Web Client™ is an Internet-based email interface that allows users to access multiple existing corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and popular ISP email accounts) from a single BlackBerry handheld.

The BlackBerry 7230 Wireless Handheld™ is designed to provide the best mobile user experience with integrated support for phone, email, SMS, organizer, web and corporate data applications. The BlackBerry 7230™ features high-resolution color screens while maintaining superior battery life, which is critical for mobile use.

Key features of the BlackBerry 7230 include:

o	Support for international roaming* (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use their handheld while travelling without need to change their phone number or email address.

o	Wireless integration with existing email accounts including Microsoft Exchange, IBM Lotus Domino and/or popular ISP email accounts.

o	A push-based wireless architecture that delivers messages automatically.

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o	Cradle-free wireless email synchronization.

o	Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft Word, Excel, PowerPoint, PDF, WordPerfect and ASCII documents).

o	An easy-to-use ‘thumb-typing’ keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.

o	A high-resolution color screen that supports over 65,000 colors while maintaining superior battery life.

o	Backlit screen and keyboard for easy reading and typing during day or night.

o	16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB)connectivity for quick battery charging.

o	Lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

The BlackBerry 7230 is expected to be available from Vodafone Australia on June 1st, 2004.

About Vodafone

Vodafone Group Plc is a leading mobile communications company — 25 per cent of the world’s mobile phone users are connected to Vodafone. Vodafone has equity interests in 26 countries, and partner networks in a further 13 countries — leaving an unmatched network footprint. The company provides quality services to 2.67 million Australian customers, Vodafone has more than 130 million proportionate customers worldwide.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts: Juliet Simpson, Vodafone Australia (61) 414 202 223 Juliet.Simpson@vodafone.com.au
Katie Lee Research In Motion, Asia Pacific (825) 6277 6841 kalee@rim.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.net
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*Check with carrier for GSM/GPRS roaming arrangements.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

May 4, 2004

FOR IMMEDIATE RELEASE

TELUS Mobility launches two new BlackBerry® handhelds

First BlackBerry handheld featuring Mike’s Direct Connect® and the first BlackBerry 1X colour handheld in Canada

BlackBerry offers mobile professionals a single, integrated wireless solution that allows users to stay connected with access to e-mail, corporate data, phone, Web and organizer applications

Scarborough, Ontario and Waterloo, Ontario – TELUS Mobility and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched two new BlackBerry handhelds. The BlackBerry 7510™ is the first BlackBerry handheld in Canada equipped with Mike’s Direct Connect walkie-talkie service. The BlackBerry 7750™, features a large, high-resolution color screen and operates on TELUS Mobility’s fast 1X wireless data network.

“It’s exciting to introduce two unique new BlackBerry handhelds to Canada, and particularly so because they take full advantage of the North American voice and data capabilities of TELUS Mobility’s unique digital networks,” said Robert Blumenthal, TELUS Mobility’s Vice President of Products and Services. “TELUS Mobility is well positioned to offer the most comprehensive wireless data line-up to Canadian business users, including the only BlackBerry handheld with the instant-contact power of Mike’s Direct Connect.”

With these two new BlackBerry handhelds, TELUS Mobility business clients can depend on reliable and secure access to both their e-mail and other data and TELUS Mobility’s digital phone service at any time across North America.

“The BlackBerry 7510 and BlackBerry 7750 demonstrate RIM’s continued leadership in delivering wireless solutions that offer integrated data and voice applications, excellent battery performance and push-based connectivity,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The combination of TELUS Mobility’s advanced digital networks with BlackBerry provides mobile professionals with an extremely compelling productivity tool.”

BlackBerry 7510

The BlackBerry 7510 combines support for Mike’s Direct Connect with e-mail, phone, personal organizer and Web browser functions to equip business users with an exceptionally powerful, all-in-one communications device.

Thanks to the instant-contact power of Direct Connect functionality– with its connection speeds of less than a second – Mike has become the wireless communications network of choice for

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business across Canada, ranging from small business users to national enterprise and government clients. Mike clients can use the Direct Connect service to stay in instant touch with any other Mike user right across North America.

BlackBerry 7750

The Java™-based BlackBerry 7750 offers clients PCS phone, e-mail, text messaging, Web browser and organizer applications in a single wireless handheld. The large, high-resolution screen and vibrant display – supporting over 65,000 colors – with integrated attachment viewing capability and exceptional battery performance gives mobile professionals a powerful user experience. Operating on TELUS Mobility’s national 1X data network, the BlackBerry 7750 offers business clients the ability to access their e-mail and other data and make phone calls across North America.

“These new BlackBerry handhelds offer truly unique functionality, with very competitive device and rate plan pricing, and unsurpassed underlying network quality and coverage,” said Blumenthal. “These are the powerful productivity devices business users have been waiting for – we expect them to contribute significantly to the rapid growth of the wireless data market across Canada.”

About TELUS Mobility

TELUS Mobility provides its more than 3.4 million clients across Canada with a full suite of wireless voice, Internet and data services through its PCS and Mike digital wireless networks. For more about TELUS Mobility products, please visit telusmobility.com.

TELUS (TSX: T, T.A; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with more than $7.1 billion of annual revenue, 4.87 million network access lines and 3.4 million wireless subscribers. The company provides subscribers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. TELUS was a premier founding supporter of the successful bid to bring the 2010 Winter Olympic and Paralympic Games to Canada. For more information about TELUS, please visit telus.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media may also access additional photos and electronic media materials online at: www.telusmobility.com/presskit/new_product.shtml

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Media Contacts: Julia Quinton TELUS Mobility (416) 684-4050 julia.quinton@telus.com
Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
Investor Relations: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

This news release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS Mobility's service territories across Canada and future demand for services; competition in wireless services, including voice, data and Internet services; levels of capital expenditures; network upgrades, billing system conversions and reliance on legacy systems; capital and operating expense savings; technological advances; the effect of health and safety concerns; and other risk factors described and listed from time to time in TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 4, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller